Writer’s Direct Number: (425) 313-8203

Fax: (425) 313-6593

April 18, 2016

BY EDGAR

Jennifer Thompson

Accounting Branch Chief

Office of Consumer Products

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	Costco Wholesale Corporation — Form 10-K for the Fiscal Year Ended August 30, 2015, filed October 14, 2015 — File No. 0-20355

Dear Ms. Thompson:

In response to your letter of April 5 (the “Letter”), please see the discussion below, which corresponds to the numbered paragraphs in your letter.

Form 10-K for the Fiscal Year Ended August 30, 2015

Item 9B – Other Information, page 33

1.	We note the discussion of your co-branded credit card transition. Your disclosure only addresses the benefits that you will receive from the new Program Agreement once it is implemented. Please tell us any negative impacts you experienced during fiscal 2015 from this credit card transition and how you considered discussing such impacts in your analysis of results of operations. As part of your response, please tell us the extent to which new credit card sign-ups slowed or ceased during fiscal 2015 and explain why your analysis of results did not discuss a decrease in bounty revenue and its impact on your gross margin or net income.

Response:

In preparing our fiscal 2015 Form 10-K, we evaluated the impact of the credit card transition on our sales, gross margin, and selling, general and administrative expenses. Although there

Jennifer Thompson, Accounting Branch Chief

United States Securities and Exchange Commission

April 18, 2016

was a slowdown in co-branded credit card sign-ups due to the impending credit card transition, the negative impact was immaterial to our results of operations for fiscal 2015 and therefore not separately discussed in our Management’s Discussion and Analysis (MD&A).

We did not stop actively signing up members for credit cards until the first quarter of our fiscal 2016. The resulting negative impact of lower bounty revenue was disclosed in our Forms 10-Q for the first and second quarters:

Gross Margin

Q1 2016

The decrease in core was primarily driven by a reduction in the sales penetration in food and sundries and a decrease in the bounty revenue earned for new co-branded credit card signs-ups in the U.S. We expect to be negatively impacted by the decrease in bounty revenue until we transition to our new co-branded credit card arrangement (at p. 22).

Q2 2016

These increases were partially offset by a decrease in our core merchandise categories of three basis points, primarily as a result of lower bounty revenue earned for new co-branded credit card sign-ups in the U.S. We expect to be negatively impacted by the decrease in bounty revenue until we transition to our new co-branded credit card arrangement (at p. 24).

2.	We note your statement that loyalty rewards earned by co-branded cardholders are expected to be in the form of certificates redeemable at Costco, for cash or merchandise. We have the following comments:

•	Please confirm our assumption, if true, that Citi will reimburse you for the face value of those certificates.

•	Please tell us the basis for your statement that you expect most cardholders will redeem the certificates for merchandise. If you make a similar disclosure in future filings, please disclose the basis for this belief including whether reward certificates were historically redeemable for cash.

•	Also tell us how you will account for certificates that are redeemed for cash.

Response:

We will accept these certificates as a form of payment from our members and receive reimbursement from Citi for the total dollar value of reward certificates redeemed. As

Jennifer Thompson, Accounting Branch Chief

United States Securities and Exchange Commission

April 18, 2016

disclosed in the 2015 Form 10-K, Item 9B, loyalty rewards provided to cardholders under the program will primarily be funded by Citi, but also partially funded by Costco, under certain circumstances.

Our statement that we expect that most cardholders will redeem certificates for merchandise was based on historical redemption data available from our system, which identifies whether certificates are redeemed for cash or used for merchandise purchases. We will revise our future disclosure, to the extent it is made, to state: “Under the previous co-brand credit card program, reward certificates were redeemable for merchandise or cash. Based on historical redemption patterns, Costco expects that most cardholders will redeem reward certificates for merchandise.”

Redeemed reward certificates will be recorded as a receivable, whether the redemption is for cash or used for merchandise purchases. Citi will then reimburse Costco for reward certificates redeemed.

Note 8 – Income Taxes, page 59

3.	We note you changed your position in the fourth quarters of 2014 and 2015 regarding the undistributed earnings of your Canadian operations such that a portion of the earnings were no longer considered permanently reinvested. Please tell us in significantly more detail the facts and circumstances which led to the changes in your position and the underlying reasons for repatriating these earnings. Further, tell us in detail how you evaluated the criteria for the exception to recognition of a deferred tax liability in accordance with ASC 740-30-25-17 and 18 for the remaining Canadian undistributed earnings that are intended to be indefinitely reinvested. In this regard, describe the type of evidence that sufficiently demonstrates that remittance of the remaining Canadian earnings will be postponed indefinitely. As part of your response, please quantify the amount of cumulative undistributed earnings from your Canadian operations for which you have not provided for U.S. deferred taxes and quantify the amount of cash and cash equivalents and short-term investments held by your Canadian operations.

Response:

ASC 740-30-25-17 provides that a parent entity may overcome the presumption in ASC 740-30-25-3 that all undistributed earnings of a subsidiary will be transferred to the parent entity and such undistributed earnings included in consolidated income generally shall be accounted for as a temporary difference and therefore will not have to accrue income taxes

Jennifer Thompson, Accounting Branch Chief

United States Securities and Exchange Commission

April 18, 2016

on the undistributed earnings of its subsidiary if sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation. This would include a situation where repatriation of earnings would result in no recognition of a deferred liability.

On a regular basis, Costco evaluates various criteria in accordance with ASC 740-30-25-17 and 18. These have included the following: the vast majority of Costco’s operations are located in the United States (U.S.), and the United States operations historically have been able to meet their cash needs without the need to draw upon cash from non-U.S. subsidiaries; conversely, most of our foreign subsidiaries are less mature than the operations in the United States and Canada and generally have a high ratio of cash needs to cash generation capacity, making it likely that Costco would seek to use any excess cash generated in Canada in one or more of these other countries, rather than repatriating those earnings to the United States. With particular respect to Canada, investments in securities of like kind and risk have historically generated higher returns in Canada than in the United States.

Based on these factors, as well as the cash needs of the Canadian subsidiaries, as a general matter Costco has considered the earnings of the Canadian subsidiaries to be permanently reinvested. Accordingly, no accrual was made historically for United States income tax concerning those earnings.

Although we have historically asserted that foreign undistributed earnings will be permanently reinvested, we may repatriate undistributed earnings to the extent we can do so without adverse tax consequence.

With respect to fiscal 2014 and 2015, Costco determined that a portion of Canadian earnings could be repatriated without adverse tax consequences. The determination in both cases was based in part on substantial weakening of the Canadian dollar versus the U.S. dollar, which directly impacted the foreign tax credit associated with the partial repatriation of these earnings, resulting in immaterial tax consequences for each change in our position on permanent reinvestment as disclosed in our Form 10-K for 2014 and 2015. Neither event, however, changed the fundamental premises of our analysis under ASC 740-30-25-17 and 18, as described above.

As of the end of fiscal 2015, our Canadian subsidiaries had $1,015 million of cumulative undistributed earnings and basis on which U.S. deferred taxes have not been provided and $1,047 million of cash and cash equivalents. At that time, Costco had unremitted earnings and basis on which U.S. taxes had been provided but which had not been distributed of $676 million. Net of this anticipated distribution, ending cash and cash equivalents at the end of

Jennifer Thompson, Accounting Branch Chief

United States Securities and Exchange Commission

April 18, 2016

fiscal 2015 in Canada would have been $371 million. This balance continues to be subject to the premises of the Costco’s ASC 740-30-25-17 and 18, as described above: this cash is expected to be used to fund operations in Canada (giving due consideration to cyclical cash needs) and needs of Costco subsidiaries outside the United States, to the extent not needed in Canada; and the cash needs of the United States operations will not require access to those funds. At the end of fiscal 2015, the U.S. operations had $4.3 billion in cash and cash equivalents and short term investments.

As you requested, we acknowledge that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or further comments.

Sincerely,

COSTCO WHOLESALE CORPORATION

/s/ Richard A. Galanti Richard A. Galanti
Executive Vice President and Chief Financial Officer

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